UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

ANACOR PHARMACEUTICALS, INC.

(Name of Subject Company)

ANACOR PHARMACEUTICALS, INC.

(Name of Person(s) Filing Statement)

Common stock, par value $0.001 per share

(Title of Class of Securities)

032420101

(CUSIP Number of Class of Securities)

Ryan T. Sullivan

Executive Vice President and General Counsel

Anacor Pharmaceuticals, Inc.

1020 East Meadow Circle

Palo Alto, CA 94303-4230

(650) 543-7500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michael Davis

H. Oliver Smith

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission on May 26, 2016 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Statement”) by Anacor Pharmaceuticals, Inc., a Delaware corporation (the “Company”). The Statement relates to the tender offer by Quattro Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Pfizer Inc. (“Pfizer”), a Delaware corporation, to purchase any and all of the outstanding shares of the Company’s common stock, par value $0.001 per share (the “Shares”), at a price of $99.25 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” and together with the Offer to Purchase and other related materials, as each may be amended or supplemented from time to time, the “Offer”).

Capitalized terms used, but not defined, in this Amendment shall have the meanings ascribed to them in the Statement. Except as set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

ITEM 8. ADDITIONAL INFORMATION.

Item 8(c) (“Additional Information—Required Regulatory Approvals”) of the Statement is hereby amended and supplemented by replacing the second, third and fourth paragraphs set forth under the heading “Required Regulatory Approvals” with the following:

“On May 27, 2016, each of the Company and Pfizer filed a Premerger Notification and Report Form under the HSR Act and on June 6, 2016, the FTC granted early termination of the waiting period under the HSR Act. Accordingly, the Regulatory Condition has been satisfied.

Private parties as well as state attorneys general may also bring legal actions under the antitrust and consumer protection laws under certain circumstances. Accordingly, there can be no assurance that a challenge to the acquisition of the Company pursuant to the Offer on antitrust or other regulatory grounds will not be made or, if such a challenge is made, as to the result thereof.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

ANACOR PHARMACEUTICALS, INC.

By:	/s/ Paul L. Berns
	Name:	Paul L. Berns
	Title:	Chairman of the Board of Directors, President and Chief Executive Officer

Dated: June 7, 2016